UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Sears Canada Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81234D109

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81234D109

1.	Names of reporting persons. ESL Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,197,207
	8.	Shared voting power 0
	9.	Sole dispositive power 26,197,207
	10.	Shared dispositive power 22,652,656
11.	Aggregate amount beneficially owned by each reporting person 48,849,863
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.9% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of March 12, 2015, as disclosed in the Issuer’s Annual Report attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2015.

CUSIP No. 81234D109

1.	Names of reporting persons. SPE I Partners, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of March 12, 2015, as disclosed in the Issuer’s Annual Report attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2015.

CUSIP No. 81234D109

1.	Names of reporting persons. SPE Master I, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of March 12, 2015, as disclosed in the Issuer’s Annual Report attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2015.

CUSIP No. 81234D109

1.	Names of reporting persons. RBS Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,197,207
	8.	Shared voting power 0
	9.	Sole dispositive power 26,197,207
	10.	Shared dispositive power 22,652,656
11.	Aggregate amount beneficially owned by each reporting person 48,849,863
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.9% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of March 12, 2015, as disclosed in the Issuer’s Annual Report attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2015.

CUSIP No. 81234D109

1.	Names of reporting persons. ESL Institutional Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,223
	8.	Shared voting power 0
	9.	Sole dispositive power 8,223
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 8,223
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of March 12, 2015, as disclosed in the Issuer’s Annual Report attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2015.

CUSIP No. 81234D109

1.	Names of reporting persons. RBS Investment Management, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,223
	8.	Shared voting power 0
	9.	Sole dispositive power 8,223
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 8,223
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of March 12, 2015, as disclosed in the Issuer’s Annual Report attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2015.

CUSIP No. 81234D109

1.	Names of reporting persons. CRK Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 599
	8.	Shared voting power 0
	9.	Sole dispositive power 599
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 599
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of March 12, 2015, as disclosed in the Issuer’s Annual Report attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2015.

CUSIP No. 81234D109

1.	Names of reporting persons. ESL Investments, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,206,029
	8.	Shared voting power 0
	9.	Sole dispositive power 26,206,029
	10.	Shared dispositive power 22,652,656
11.	Aggregate amount beneficially owned by each reporting person 48,858,685
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 48.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of March 12, 2015, as disclosed in the Issuer’s Annual Report attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2015.

CUSIP No. 81234D109

1.	Names of reporting persons. Edward S. Lampert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 48,858,685
	8.	Shared voting power 0
	9.	Sole dispositive power 26,206,029
	10.	Shared dispositive power 22,652,656
11.	Aggregate amount beneficially owned by each reporting person 48,858,685
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 48.0% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based upon 101,877,662 Shares of the Issuer outstanding as of March 12, 2015, as disclosed in the Issuer’s Annual Report attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2015.

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to common shares, no par value (the “Shares”), of Sears Canada Inc., a corporation organized under the laws of Canada (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment to report (i) a distribution of Shares by SPE Master I on a pro rata basis to its partners, including to RBS, (ii) a distribution of Shares by SPE I on a pro rata basis to its partners, including to RBS, (iii) that SPE Master I ceased to beneficially own any Shares, and (iv) that SPE I ceased to beneficially own any Shares.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Edward S. Lampert by furnishing the information set forth below. Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 2(b) is hereby amended and restated in its entirety as follows:

“(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on April 7, 2015, the Reporting Persons may be deemed to beneficially own the Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	48,849,863	(1)	47.9%	26,197,207		0	26,197,207		22,652,656	(1)
SPE I Partners, LP	0		0.0%	0		0	0		0
SPE Master I, LP	0		0.0%	0		0	0		0
RBS Partners, L.P.	48,849,863	(1)(2)	47.9%	26,197,207	(2)	0	26,197,207	(2)	22,652,656	(1)
ESL Institutional Partners, L.P.	8,223		0.0%	8,223		0	8,223		0
RBS Investment Management, L.L.C.	8,223	(3)	0.0%	8,223	(3)	0	8,223	(3)	0
CRK Partners, LLC	599		0.0%	599		0	599		0
ESL Investments, Inc.	48,858,685	(1)(4)	48.0%	26,206,029	(4)	0	26,206,029	(4)	22,652,656	(1)
Edward S. Lampert	48,858,685	(1)(5)	48.0%	48,858,685	(1)(5)	0	26,206,029	(5)	22,652,656	(1)

(1)	This number includes 22,652,656 Shares of the Issuer held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 26,197,207 Shares of the Issuer held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(3)	This number includes 8,223 Shares of the Issuer held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(4)	This number includes 26,197,207 Shares of the Issuer held by Partners, 8,223 Shares of the Issuer held by Institutional and 599 Shares of the Issuer held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(5)	This number includes 26,197,207 Shares of the Issuer held by Partners, 8,223 Shares of the Issuer held by Institutional and 599 Shares of the Issuer held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) SPE I and SPE Master I both ceased to beneficially own any Shares on April 7, 2015.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2015	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer; Chairman and Chief Executive Officer of Sears Holdings Corporation	United States
Robert Breyer	Chief Compliance Officer	United States
Harold Talisman	Chief Financial Officer	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS CANADA INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
SPE I Master, LP	04/07/2015	Pro Rata Distribution to Partners		1,068,522	$0
SPE I Partners, LP	04/07/2015	Pro Rata Distribution to Partners		830,852	$0
RBS Partners, L.P.	04/07/2015	Acquisition from SPE Master I, LP and SPE I Partners, LP as a result of a Pro Rata Distribution	319,250		$0
RBS Partners, L.P.	04/07/2015	Pro Rata Distribution		319,250	$0
Edward S. Lampert	04/07/2015	Acquisition from RBS Partners, L.P. as result of a Pro Rata Distribution	319,250		$0

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on November 13, 2012).

99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to Schedule 13D filed on October 3, 2014).

99.3	Form of Subscription Rights Certificate (incorporated by reference to Exhibit 99.3 to Schedule 13D filed on October 17, 2014).

99.4	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated by reference to Exhibit 99.4 to Schedule 13D filed on October 28, 2014).

99.5	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated by reference to Exhibit 99.5 to Schedule 13D filed on October 28, 2014).

99.6	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated by reference to Exhibit 99.6 to Schedule 13D filed on October 28, 2014).

99.7	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated by reference to Exhibit 99.7 to Schedule 13D filed on October 28, 2014).